                                  EXHIBIT 11.1
                     COMPUTATION OF BASIC EARNINGS PER SHARE
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              Years Ended September 30,
                                        ---------------------------------
                                          1998        1997        1996
                                        --------   ---------    --------
Shares:
Weighted average number of common
  shares outstanding..................    16,135      14,047      11,789

Net income............................  $ 24,587    $ 10,146     $ 5,953
                                        ========    ========     =======

Basic earnings per share..............  $   1.52    $   0.72     $  0.50
                                        ========    ========     =======

     All share amounts and per share data have been restated to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996.